Exhibit 99.2

JULY 2 – 30, 2010

What to Consider Before Making an Exchange

The Option Exchange Program is a voluntary program that offers you the opportunity to exchange eligible underwater options for fewer new options with a lower strike price. The decision to keep your eligible options or exchange them for new ones could have significant financial impact on you in the future. For this reason, we encourage you to carefully review the information below, as well as the official Offer to Exchange document you will receive when the program opens on July 2, 2010.

Textron cannot make any recommendation on whether you should participate in the program, nor can we provide guarantees or predictions about the future price of Textron stock.

On July 2, you will be able to access the Option Exchange Website. To help inform your decision-making, the site includes a simple Breakeven Calculator, which is pre-populated with your eligible options and estimated exchange ratios to let you test hypothetical scenarios.

The Window of Opportunity

For the duration of the Option Exchange period—from July 2, 2010 through July 30, 2010—you have the opportunity to convert both vested and unvested eligible underwater stock options into fewer new options with a lower strike price. However, as with any stock option or stock transaction, the program is not risk-free. There is potential risk in exchanging eligible options, as well as in keeping them. It is up to you to review the program material and determine whether to exchange none, some, or all of your eligible options.

Some Important Factors to Consider

In deciding whether or not to exchange your eligible options, you should consider your personal and financial circumstances as well as the following variables:

1)              Exchange Ratio: The number of eligible underwater options you must exchange to receive one new option

2)              Option Strike Price: The eligible option strike price versus the new option strike price

3)              Textron Stock Performance: How well you expect Textron stock to perform between now and the time the options expire

4)              New Option Vesting Schedule: Time remaining until the new options vest

All have implications; each warrants your consideration.

1)            Option Exchange Ratio

The Option Exchange Program is not a one-for-one trade; you will have to turn in more eligible options for every new option you receive. This is because eligible options have strike prices higher than the current market value of Textron stock. New options, on the other hand, will have a strike price at market, which makes them worth more.

Based on a stock price of around $20 per share, exchange ratios can range from approximately 2 1/2 to 3 1/2 eligible options for 1 new option. All exchange ratios will reflect a 15% discount, which reduces the number of new options granted in exchange. This provision was included to help ensure support for the program from our Board of Directors and shareholders and to mitigate accounting expense.

2)            The Option Strike Price

The value of an option at any time is the current price of the underlying stock minus the option strike price. Because the new option strike price will equal Textron’s closing stock price on July 30, 2010, new options would have value as soon as Textron’s stock rises above its July 30 closing price. (Though you won’t be able to exercise the options and realize their value until they vest.)

However, there is a point at which the strike price advantage of the new options does not outweigh the value of having the greater number of eligible options (if not exchanged). This is called the “breakeven point”, which is illustrated below.

3)            Textron Stock Performance Over Time

The future value of any of your options depends on Textron’s future stock price. With Textron’s stock trading recently around $20 per share and with some eligible option strike prices as high as $70/share, time remaining until an eligible option expires becomes an important consideration. If Textron’s stock price doesn’t rise above the strike price for an option before it expires, the option becomes valueless.

So, how you think Textron’s stock will perform down the road will impact whether you will keep your eligible options or exchange them for new ones. Please be aware that any number of situations or company transactions could have a material impact on Textron’s stock price, driving it up or down.

4)            New Option Vesting Schedule

If you are considering retirement or plan to leave the company in the near future, it is important to be aware of the vesting requirement for new stock options. New options received in the exchange will have a minimum 12-month vesting period, whether the eligible options exchanged were vested or unvested. Any new options that have not vested before you leave the company, cancel on the date of termination, regardless of the reasons for the termination.

Ultimately, it is the combination of all of these factors that should help you decide whether or not to exchange none, some or all of your eligible options. The hypothetical scenario graphed on the next page illustrates how the factors combine to impact the value of eligible options versus new options. The website’s Breakeven Calculator will model these same points for each of your eligible grants.

The “Breakeven Point”

The breakeven point is the Textron stock price at which the eligible options with the higher strike price would have the same value as the new options with the lower strike price, simply because there are more of them. (Remember, if exchanged, your eligible options are worth fewer new options.)

To illustrate this, the “Breakeven Point” graph is based on a hypothetical example where the exchange ratio is 2.8 to 1. So, 100 eligible options yield 36 new options. The strike price for the eligible options is $43.975; the strike price for the new options is $20. The point at which the eligible options are worth the same as new options is about $57/share—this is the breakeven point.

Hypothetical “Breakeven Point” Graph

If Textron’s stock price were to rise above the breakeven point ($57/share), then the eligible options would be worth more than the new options. So again, as you can see, your decisions will be heavily influenced by what you think our stock price will do over time.

The Final Analysis

Taking into account the factors outlined on page two, as well as your own personal and financial circumstances, the questions you need to think about as you review each eligible grant include:

•                  What is the strike price of your eligible options, when do they expire, and how do you believe Textron’s stock price will perform between now and then?

•                  What is the strike price of the new options, when do they expire, and how do you believe Textron’s stock price will perform between now and then?

•                  How many new options will you receive in exchange for your eligible options?

•                  Will the new options vest before you plan to retire or leave Textron?

•                  As you compare eligible options versus new options, under which scenario do you predict you will fare better?

The Option Exchange Website

On July 2, 2010, you will receive an e-mail from generalequity@textron.com (General Equity) with an Internet address and password to gain entry to the Option Exchange Website. During the open window, you have 24x7 access to the site from any Internet-connected computer to make or modify your election. Exchange ratios will be updated nightly after market close. However, be aware that the final exchange ratios will be set after market close on July 30, 2010. You can make a change to your election anytime up until the program closes at 11:59 p.m. (Eastern Time) that night.

Here is what the Option Exchange Website will allow you to do.

•                  View your eligible option grants.

•                  See the number of options eligible for exchange versus new options and the strike prices of the old and new options.

•                  Use the website’s Breakeven Calculator to determine the stock price point at which your eligible options would be worth the same as the new options and test the value of eligible options versus new options at various stock prices.

•                  Elect to exchange your eligible options on a grant-by-grant basis.

Important legal information

The option exchange program has not commenced. Textron will file a Tender Offer Statement with the Securities and Exchange Commission (SEC) upon the commencement of the option exchange program. Textron stock option holders should read this document before participating in the program, as it will contain important information. Textron stock option holders will be able to obtain the written materials described above, and other documents filed with the SEC, free of charge from the SEC’s website at www.sec.gov. In addition, stock option holders may obtain free copies of the documents filed by Textron with the SEC on the company’s Web site at the investor relations page on www.textron.com.